Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES
AMENDMENTS TO ITS REVOLVING CREDIT FACILITY

Calgary, Alberta, Canada – September 6, 2012

Precision Drilling Corporation (“Precision”) announced that it has amended its Secured Credit Facility (“Secured Facility”) with a syndicate of lenders and Royal Bank of Canada as the administrative agent.  The amendment increases the amount available under the Secured Facility to US$850 million from US$550 million and extends the maturity date from November 17, 2015 to November 17, 2017.  Amounts borrowed under the Secured Facility may be used for general corporate purposes.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coiled tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com

Suite 800, 525 – 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com